SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

2015 – 2019 Business and Management Plan

Rio de Janeiro, June 29th, 2015 – Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors has approved, on June 26th, 2015, the 2015–2019 Business and Management Plan. The Plan has as its fundamental objectives to delever the Company and to generate value for its shareholders.

The Plan projects the return of leverage to the following targets: net leverage1 below 40% by 2018 and 35% by 2020, and net debt/EBITDA below 3.0x by 2018 and 2.5% by 2020.

Among the assumptions considered in the financial planning of the 2015-2019 Business and Management Plan, we highlight:

•      Import parity for oil product pricing in Brazil;

•      Brent price (average): US$ 60/bbl in 2015 and US$ 70/bbl in the period 2016-2019;

•      Exchange Rate (average): as per the following table:

		2015	2016	2017-19	2020
Nominal Exchange Rate	R$ / US$	3.10	3.26	3.29	3.56

The amount of divestments in 2015/2016 was revised to US$ 15.1 billion (of which 30% from Exploration & Production, 30% from Downstream and 40% from Gas & Power). The Plan also anticipates additional efforts in the restructuring of businesses, demobilizing of assets and additional divestments, totaling US$ 42.6 billion during 2017/2018.

The investment portfolio of the Plan prioritizes oil exploration and production (E&P) projects in Brazil, focusing on the pre-salt. For other business areas, investment will be largely limited to maintaining operations, and for projects related to offloading oil and natural gas.  Total investments have been reduced 37% in relation to the previous Plan and are allocated among the business segments as follows:

1 Net Debt / (Net Debt + Net Capitalization)

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and the Company’s other filings with the U.S. Securities and Exchange Commission.

2015-2019 Business and Management Plan (US$ Billion)
Segments	Capex	%
Exploration & Production*	108.6	83
Downstream**	12.8	10
Gas & Power	6.3	5
Other Areas	2.6	2
Total	130.3	100
* Includes investment in international business (US$ 4.9 billion).
** Includes Distribution (US$ 1.3 billion).

Of total E&P investments, 86% will be allocated to production development, 11% to exploration, and 3% for operational support.  New production systems in Brazil will total US$ 64.4 billion, of which 91% will be for the pre-salt. Exploration activities within Brazil will be concentrated in meeting the Minimum Exploratory Program for each block.

The Downstream segment will receive US$12.8 billion of investments, of which 69% will be for maintenance and infrastructure, 11% for the conclusion of the Abreu and Lima refinery, and 10% for Distribution. The remaining 10% include investments in Comperj for receiving and treating natural gas, maintenance of equipment, among others.

The Gas & Power area has US$ 6.3 billion allocated, primarily for the construction of pipelines and processing units to treat gas from the pre-salt

Oil, NGL and Natural Gas Production Curve

The production targets for oil, NGL (natural gas liquids) and natural gas in Brazil were updated to reflect the postponements of projects with lesser maturity and delays in the delivery of production units, largely due to limitations of Brazilian suppliers.

The Company expects to reach total production of oil and gas (Brazil and international) of 3.7 million boed in 2020. We estimate that, by then, the pre-salt will represent more than 50% of total oil production.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and the Company’s other filings with the U.S. Securities and Exchange Commission.

The Plan projects the adoption of measures for optimization and productivity gains to reduce Manageable Operating Costs (total costs and expenses, excluding costs related to basic materials).  Identified actions indicate that this could be met by greater efficiency in the management of contracted services, rationalizing structures and reorganizing the company´s businesses, optimizing personnel costs and reducing the costs of inputs acquisition.

We highlight that the Company is subject to several risk factors that could adversely impact its cash flows projections, such as:

▪  Changes in market variables, such as the price of oil and the foreign exchange rate;

▪  Divestments and other restructuring of our businesses, subject to prevailing market conditions when such transactions occur;

▪  Achieving production targets for oil and natural gas, in a scenario of difficulties for suppliers in Brazil.

Ivan de Souza Monteiro

Chief Financial and Investor Relations Officer

Petróleo Brasileiro S.A. – Petrobras

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.